DIANA CONTAINERSHIPS INC.
Pendelis 18
175 64 Palaio Faliro
Athens, Greece
 Tel: +30 216-600-2400

May 9, 2017

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Diana Containerships Inc. Registration Statement on Form F-3 (File No. 333-216944)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on March 24, 2017, as thereafter amended, be accelerated so that it will be made effective at 4:00 p.m. Eastern Standard Time on May 11, 2017, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Edward S. Horton at (212) 574-1265 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

DIANA CONTAINERSHIPS INC.

By:	/s/ Symeon Palios
Name:	Symeon Palios
Title:	Chairman & Chief Executive Officer